Exhibit 99.2

Form 51-102F3

MATERIAL CHANGE

REPORT

Item 1.	Name and Address of Company

Aurora Cannabis Inc. (“Aurora” or the “Company”)

2207-90b Street SW

Edmonton, Alberta

T6X 1V8

Item 2.	Date of Material Change

February 4, 2026

Item 3.	News Release

A news release announcing the material change referred to in this report was disseminated on February 4, 2026 and filed on SEDAR+ at www.sedarplus.ca under Aurora’s profile on the same date.

Item 4.	Summary of Material Change

On February 4, 2026, Aurora entered into an arm’s-length Sales Agreement (the “Sales Agreement”), with TD Securities (USA) LLC (the “Agent”), setting out the terms and conditions whereby the Company may from time to time issue and sell up to an aggregate amount of US$100,000,000 of common shares (the “ATM Shares”) in the United States through or to the Agent (collectively, the “ATM Offering”).

Item 5.	Full Description of Material Change

On February 4, 2026, Aurora and the Agent entered into the Sales Agreement in respect of the ATM Offering. The Company intends to use the net proceeds from the ATM Offering for strategic and accretive purposes only, including for increased cultivation capacity and M&A.

Any sales of ATM Shares under the ATM Offering will be made through “at-the-market distributions” as defined in National Instrument 44-102 – Shelf Distributions and sold through the Nasdaq Capital Market or another marketplace in the United States at the prevailing market price at the time of sale. Sales may also be made in privately negotiated transactions. No sales will be made through a stock exchange or stock market in Canada. Distributions of the ATM Shares through the ATM Offering will be made pursuant to the terms of the Sales Agreement.

A prospectus supplement (the “Prospectus Supplement”) to the Company’s short form base shelf prospectus dated February 14, 2025 (the “Base Shelf Prospectus”) has been filed with the securities commissions or securities regulatory authorities in each of the provinces of Canada, except Quebec, and with the U.S. Securities and Exchange Commission as part of the Company’s registration statement on Form F-10 (the “Registration Statement”) under the U.S./Canada Multijurisdictional Disclosure System. The Prospectus Supplement, the Base Shelf Prospectus and the Registration Statement contain important detailed information about the Company and the ATM Offering.

Item 5.2.	Disclosure for Restructuring Transactions

Not applicable.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7.	Omitted Information

Not applicable.

Item 8.	Executive Officer

Further information regarding the matters described in this report may be obtained from Nathalie Clark, Executive Vice President, General Counsel & Corporate Secretary who is knowledgeable about the details of the matters described in this material change report and may be contacted at nathalie.clark@auroramj.com.

Item 9.	Date of Report

February 11, 2026

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